SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

TF Financial Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

872391107
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,242
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,242
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,339
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,339
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,680
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,680
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,481
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,481
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 154,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872391107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,824,000 Shares outstanding, as of September 30, 2011, which is the total number of Shares outstanding as reported in the Issuer's Earnings Release filed with the Securities and Exchange Commission on October 27, 2011.  On November 4, 2011, the Reporting Persons entered into an agreement with the Issuer which permits the Reporting Persons to have a representative on the Board of Directors of the Issuer.  A complete copy of this agreement is incorporated herein in its entirety as Exhibit A.

A.	SAL

(a)	As of the close of business on November 4, 2011, SAL beneficially owned 29,662 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct the vote: 29,662

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,662

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not had any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on November 4, 2011, SIP beneficially owned 29,242 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,242

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,242

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not had any transactions in the Shares during the past 60 days.

C.	SIPII

(a)	As of the close of business on November 4, 2011, SIPII beneficially owned 29,339 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,339

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,339

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not had any transactions in the Shares during the past 60 days.

D.	LSBK

(a)	As of the close of business on November 4, 2011, LSBK beneficially owned 18,900 Shares.

Percentage: Approximately 0.7%.

(b)	1. Sole power to vote or direct the vote: 18,900

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,900

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not had any transactions in the Shares during the past 60 days.

E.	Broad Park

(a)	As of the close of business on November 4, 2011, Broad Park beneficially owned 29,557 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,557

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,557

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not had any transactions in the Shares during the past 60 days.

F.	CBPS

(a)	As of the close of business on November 4, 2011, CBPS beneficially owned 8,680 Shares.

Percentage: Approximately 0.3%.

(b)	1. Sole power to vote or direct the vote: 8,680

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 8,680

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not had any transactions in the Shares during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on November 4, 2011, 2514 MSF beneficially owned 9,388 Shares.

Percentage: Approximately 0.3%.

(b)	1. Sole power to vote or direct the vote: 9,388

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 9,388

4. Shared power to dispose or direct the disposition: 0

(c)	2514 MSF has not had any transactions in the Shares during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the 29,339 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK may be deemed the beneficial owner of the 18,900 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 77,481 Shares.

Percentage: Approximately 2.7%.

(b)	1. Sole power to vote or direct the vote: 77,481

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 77,481

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri, SIP, SIPII and LSBK have not entered into any transactions in the Shares during the past 60 days.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 29,662 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the  29,339 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK, may be deemed the beneficial owner of the 18,900 Shares owned by LSBK, (iv) as the investment manager for each of Broad Park, CBPS and 2514 MSF, may be deemed the beneficial owner of the 29,557 Shares owned by Broad Park, the 8,680 Shares owned by CBPS and the 9,388 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 154,768 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct the vote: 154,768

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 154,768

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Signature Page to TF Financial Corporation Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 872391107	EXHIBIT A
AGREEMENT

This Agreement (“Agreement”), dated this 4th day of November, 2011, by and among TF Financial Corporation, a Pennsylvania Corporation (the “Company”), and the individuals and entities identified on Exhibit A attached hereto (collectively, the “Group”; each individually, a “Group Member”).

RECITALS

WHEREAS, the Group beneficially owns in the aggregate 154,768 shares of the Company’s common stock, par value $.10 per share (“Common Stock”), representing approximately  5.48% of the issued and outstanding shares of the Common Stock;

WHEREAS, the Company believes that appointing one representative from the Group to the Company’s Board of Directors is in the best interests of the Company and its shareholders;

WHEREAS, each Group Member has agreed to enter into this Agreement in consideration of, and as a material inducement for, the Company appointing one representative of the Group to the Company’s Board of Directors;

WHEREAS, the Company and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described; and

WHEREAS, the Company will comply with all applicable laws, regulations and its governing documents in effecting the appointment to the Company’s Board of Directors;

NOW, THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.           Appointment of Director.  At the next regular meeting of the Company’s Board of Directors after the date of this Agreement, the Company, through its Board of Directors, shall appoint one qualified person designated in writing by the Group to the Board of Directors.  The appointment shall be made in accordance with the Articles of Incorporation and Bylaws of the Company.  The individual designated by the Group shall be appointed to the class of directors whose term of office expires in 2014.

2.           Representation and Warranties of the Group Members.  The Group Members hereby represent and warrant to the Company as of the date of this Agreement as follows:

(a)           Except as set forth on Exhibit A and Section 4(a)(i) of this Agreement, neither the Group nor any Group Member, nor any of their affiliates, directors and executive officers, has or has a right to acquire a beneficial ownership interest in any capital stock of the Company, including the Common Stock, and no such person has a right to vote any shares of capital stock of the Company, including the Common Stock;

(b)           The Group Members have full and complete authority to enter into this Agreement and to make and comply with the representations, warranties and covenants contained herein, and this Agreement constitutes a valid and binding agreement of the Group and each Group Member;

(c)           There are no other persons who, by reason of their personal, business, professional or other arrangement with the Group or any Group Member, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of the Group or any Group Member that would otherwise be prohibited by this Agreement; and

(d)           There are no arrangements, agreements or understandings between the Group (or any Group Member) and the Company other than as set forth in this Agreement.

3.           Representations and Warranties of the Company.  The Company hereby represents and warrants to the Group, as follows:

(a)           The Company has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and require no other corporate action.  This Agreement constitutes a valid and binding obligation of the Company and the performance of its terms shall not constitute a violation of its Articles of Incorporation or Bylaws; and

(b)           There are no arrangements, agreements or understandings between the Company and the Group (or any Group Member) other than as set forth in this Agreement.

    4.           Covenants.  (a)  During the term of this Agreement, the Group and each Group Member covenant and agree not to, and shall cause each of their affiliates, directors and executive officers not to, directly or indirectly, alone or in concert with any affiliate, group or other person; provided that the person appointed as a director of the Company pursuant to Section 1 hereof shall not be deemed to be a Group Member except for the purposes of Section 4(a)(i):

(i)           acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation), the beneficial ownership of, or the right to vote, any shares of capital stock of the Company, including the Common Stock, or any securities convertible into such capital stock; provided that the Group may, in the aggregate, beneficially own up to 7.0% of the outstanding shares of capital stock of the Company during the one year after the date of this Agreement, and up to 9.9% of the outstanding shares of such capital stock thereafter;

(ii)           transfer, or offer or propose to transfer or agree to transfer, except in compliance with this Agreement, beneficial ownership of, or the right to vote any shares of capital stock of the Company owned as of the date of this Agreement or hereafter acquired, whether acquired through the purchase of the Company’s capital stock, the acquisition of control of another person or entity (including by way of merger or consolidation), by joining a partnership, syndicate or other group or otherwise, and the Group and each Group Member acknowledge and agree that any and all shares of capital stock beneficially owned by them, whether acquired in compliance with or in contravention of this Agreement, with or without actual knowledge, shall be subject to the terms and conditions of this Agreement.

(iii)           (A) publicly propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all of the assets of or other business combination involving, or a tender or exchange offer for securities of, the Company or any of its subsidiaries or any material portion of its or such subsidiary’s business or assets or any other type of transaction that would result in a change in control of the Company (any such action described in this clause (A), a “Company Transaction Proposal”), it being understood that all communications by a Group Member to the Company shall be limited to the Company’s President and Chief Executive Officer or Chairman of the Board, (B) seek to exercise any control or influence over the management of the Company or the Board of Directors of the Company or any of the businesses, operations or policies of the Company, (C) present to the Company, its stockholders or any third party any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or (D) seek to effect a change in control of the Company;

(iv)           publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that constitute or could reasonably be expected to result in a Company Transaction Proposal or take any action that might require the Company to make a public announcement regarding any such Company Transaction Proposal;

(v)           initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;

(vi)           solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a “participant” in a “solicitation,” or assist any “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation or proposals of the Company’s Board or Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the capital stock of the Company, or execute any written consent in lieu of a meeting of the holders of the capital stock of the Company or grant a proxy with respect to the voting of the capital stock of the Company to any person other than to the Board of Directors of the Company;

(vii)           initiate, propose, submit, encourage or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal, or seek election to or seek to place a representative or other affiliate or nominee on the Company’s Board or Directors or seek removal of any member of the Company’s Board of Directors;

(viii)           form, join in or in any other way (including by deposit of the Company’s capital stock) participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to the Company’s capital stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of the Company’s capital stock;

(ix)           (A) join with or assist any person or entity, directly or indirectly in opposing, or make any statement in opposition to, any proposal, stock benefit or other compensation plan or director nomination submitted by the Company’s Board of Directors to a vote of the Company’s stockholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Company’s stockholders that is opposed by the Company’s Board of Directors;

(x)           vote for any nominee or nominees for election to the Board of Directors of the Company, other than those nominated or supported by the Company’s Board of Directors, and, except as set forth herein, no Group Member shall consent to become a nominee for election as a Director of the Company;

(xi)           except in connection with the enforcement of this Agreement, participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of the Company, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where the Group Member or an affiliate is dealing with the Company as a customer;

(xii)           make any public statement, by press release, comment to any news media or otherwise, regarding the affairs of the Company, matters related to the market pricing or trading in the Company’s stock, or any matter submitted by the Company to its stockholders for approval at any meeting of said stockholders;

(xiii)           sell or transfer any shares of the capital stock of the Company beneficially owned, except in accordance with this Agreement, after announcement but prior to the consummation of a Company Transaction Proposal;

(xiv)           request, or induce or encourage any other person to request, that the Company amend or waive any of the provisions of this Agreement; and

(xv)           advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or to otherwise seek to circumvent the limitations of, this Agreement.

(b)           During the term of this Agreement, the Group and each Group Member covenant and agree to, and shall require each of their affiliates, directors and executive officers to, vote, and shall require any affiliate, group or other person acting in concert with any Group Member to vote, all shares beneficially owned (x) in favor of any proposal submitted by the Company’s management or the Board of Directors to a vote of the Company’s stockholders and (y) in accordance with the recommendations of a majority of the members of the Board of Directors of the Company then in office on all procedural matters submitted to a vote of the Company’s stockholders.

(c)           Upon execution of this Agreement, and within five days prior to each  annual anniversary of this Agreement, until the expiration of this Agreement, the Group shall deliver an affidavit to the Company, executed by each Group Member, stating that the representations and warranties made by the Group and each Group Member in paragraphs 2(a), (c) and (d) of this Agreement are true, correct and complete in all material respects (with the same force and effect as if made anew as of such date) and that as of the date of the affidavit there has been no breach of any covenant, agreement or obligation contained in paragraph 4 of this Agreement.

5.           Confidentiality.  Unless and until this Agreement, and all of its terms and conditions, is filed with the Securities and Exchange Commission (“SEC”), the parties agree that this Agreement and all of its terms and conditions shall be confidential and shall not be disclosed, unless otherwise required by law or regulation and, in the event certain terms of this Agreement are required by law or regulation to be disclosed by any of the parties, such disclosed terms, and only those terms, shall no longer be deemed confidential.  The parties further agree that the terms of this Agreement may also be disclosed for any legal, accounting or other related professional basis, provided that the confidentiality provisions of this Agreement shall apply to the professionals to whom this information is disclosed. In addition, the director of the Company appointed pursuant to Section 1 hereof shall maintain the confidentiality of all confidential information of the Company and not disclose or reveal in any manner whatsoever any confidential information to any person.

6.           Remedies.  The Company and the Group (and each Group Member) acknowledge and agree that a material breach or threatened material breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a material breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled in law or at equity.  In the event either party institutes any legal action to enforce such party’s rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to actual attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation, incurred by such prevailing party or parties.

7.           Term and Termination.  This Agreement will commence on the date hereof and shall remain in effect for as long as the director appointed pursuant to Section 1 hereof remains a director of the Company or for a period of one year, whichever is later, or until such earlier time  as the Company shall cease to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise.  If, at any time during the term of this Agreement, the Group beneficially owns less than 5% of the outstanding capital stock of the Company, the Company may terminate this Agreement and the director appointed pursuant to Section 1 hereof shall automatically be deemed to have resigned from the Board of Directors and will no longer be eligible to serve on the Board of Directors. This Agreement may also be terminated by the parties hereto at any time by the written agreement of all parties to this Agreement.

8.           Publicity.  During the term of this Agreement, no Group Member shall cause, suffer or, to the extent within its control, permit any press release or other publicity concerning the Company, its operations or any matter to be submitted to the Company’s stockholders for approval, to be created, issued or circulated without prior written approval of the Company’s Board of Directors, which approval shall be in the Board’s sole and absolute discretion. No Group Member nor any of their affiliates, for the term of this Agreement, shall make a public statement critical of the Company with respect to this Agreement, the negotiations and discussions giving rise to this Agreement, or any matter related hereto. Any public statements by any Group Member regarding this Agreement will reflect that this Agreement was entered into amicably.

9.           Notices.  All required notices and other communications indicated shall be deemed given when personally delivered or on the third succeeding business day after being mailed by registered or certified mail, return receipt requested, addressed to the Group and the Company as set forth below (except for communications pursuant to paragraphs 4(c) and 8 above which shall be permitted to be given by facsimile):

Each Group Member
         or the Group:       Lawrence B. Seidman
                       100 Misty Lane
Parsippany, New Jersey 07054
Fax No.: (973) 781-0876

With a copy to:                                    Peter Bray, Esq.
100 Misty Lane
Parsippany, New Jersey 07054

The Company:                                     Kent C. Lufkin, President and Chief Executive Officer
TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940
Fax No.: (267) 757-8889

With a copy to:                                    John J. Spidi, Esq.
Malizia Spidi & Fisch, PC
1227 25th Street, N.W.
Suite 200 West
Washington, D.C.  20037
Fax No.: (202) 434-4661

10.           Governing Law and Choice of Forum. The internal laws of the Commonwealth of Pennsylvania, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement.  Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the Commonwealth of Pennsylvania.

11.           Severability.  If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

12.           Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the successors and assigns, and transferees by operation of law, of the parties.  Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by, or create any right or cause of action in, any person, including any stockholder of the Company, other than the parties hereto.

13.           Survival of Representations, Warranties and Agreements.  All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement and Section 4(a)(xiii) shall survive the termination of this Agreement only in the event that the Group beneficially owns 5% or more of the outstanding capital stock of the Company following termination of the Agreement.

14.           Amendments.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

15.           Definitions.  As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

(a)           The term “acquire” means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

(b)           The term “acting in concert” means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

(c)           The term “affiliate” means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, one or more of the Group Members.

(d)           The term “beneficial  ownership” or “beneficially owned” means all capital stock of the Company owned or held in the Group Member’s name individually or jointly with any other person; by any trust in which the Group Member is a settlor, trustee, or beneficiary; by any corporation in which the Group Member is a stockholder (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power), director or officer; by any partnership in which the Group Member is a limited partner (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests), or a general partner, employee or agent; or by any other entity in which a Group Member holds, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests.

(e)           The term “change in control” means: (A) any person or group becomes the beneficial owner of shares of capital stock of the Company representing 25% or more of the total number of votes which may be cast for the election of the Board of Directors of the Company, (B) in connection with any tender or exchange offer (other than an offer by the Company), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Company cease to be a majority of the Board of Directors, or (C) stockholders of the Company approve a transaction pursuant to which substantially all of the assets of the Company will be sold.

(f)           The term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, or the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

(g)           The term “group” has the meaning as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(h)           The term “person” includes an individual, a group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the capital stock of the Company.

(i)           The term “transfer” means, directly or indirectly, to sell, gift, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any capital stock, or any interest in any capital stock, of the Company; provided, however, that a merger or consolidation in which the Company is a constituent corporation shall not be deemed to be the transfer of any capital stock beneficially owned by the Group or a Group Member.

(j)           The term “vote” means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

16.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same agreement.

17.           Duty to Execute.  Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

This Agreement has been duly executed and delivered by the parties hereto as of the day and year first above written.

TF FINANCIAL CORPORATION, a Pennsylvania corporation

By:	/s/ Kent C. Lufkin
Kent C. Lufkin
President and Chief Executive Officer

THE GROUP MEMBERS

/s/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

/s/ Dennis Pollack
Dennis Pollack, Individually

SEIDMAN AND ASSOCIATES, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Manager

SEIDMAN INVESTMENT PARTNERSHIP, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate
General Partner, Veteri Place Corporation

SEIDMAN INVESTMENT PARTNERSHIP II, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate
General Partner, Veteri Place Corporation

LSBK06-08, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

BROAD PARK INVESTORS, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

CBPS, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

2514 MULTI-STRATEGY FUND, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

EXHIBIT A

The Group and Group Members

	Shares owned	Last date THRD shares purchased
Seidman and Associates, LLC	29,662	5/3/2010
Seidman Investment Partnership, LP	29,242	5/3/2010
Seidman Investment Partnership II, LP	29,339	5/11/2010
LSBK06-08, LLC	18,900	5/3/2010
Broad Park Investors, LLC	29,557	5/3/2010
2514 Multi-Strategy Fund, LP	9,388	4/28/2010
CBPS, LLC	8,680	5/3/2010
Lawrence B. Seidman	0	---
Dennis Pollack	0	---